SECUR 05037684 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mellon Funds Distributor, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Vaz (617) 248-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey J. Vaz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mellon Funds Distributor, L.P., as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MELLON FUNDS DISTRIBUTOR, L.P.
(formerly Standish Fund Distributors, L.P.)

Financial Statements and Schedules

December 31, 2004 and 2003

(With Independent Auditors' Thereon
and Supplemental Report on Internal Control)

MELLON FUNDS DISTRIBUTOR, L.P.
(formerly Standish Fund Distributors, L.P.)

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

The Partners
Mellon Funds Distributor, L.P.:

We have audited the accompanying statements of financial condition of Mellon Funds Distributor, L.P. (formerly Standish Fund Distributors, L.P.) (the Partnership) as of December 31, 2004 and 2003, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mellon Funds Distributor, L.P. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2005

MELLON FUNDS DISTRIBUTOR, L. P.
(formerly Standish Fund Distributors, L.P.)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	163,800	203,103
Prepaid expenses		—	6,401
Total assets	$	163,800	209,504
Liabilities and Partners' Capital			
Current liabilities:			
Accounts payable and accrued expenses	$	2,103	750
Total liabilities		2,103	750
Partners' capital		161,697	208,754
Total liabilities and partners' capital	$	163,800	209,504

See accompanying notes to financial statements.

MELLON FUNDS DISTRIBUTOR, L. P.
(formerly Standish Fund Distributors, L.P.)

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenue	$	—	—
Expenses:			
Regulatory fees and expenses		85,520	133,095
Insurance		33,156	28,548
Other		28,381	43,880
Total expenses		147,057	205,523
Net loss	$	(147,057)	(205,523)

See accompanying notes to financial statements.

MELLON FUNDS DISTRIBUTOR, L. P.
(formerly Standish Fund Distributors, L.P.)

Statements of Changes in Partners' Capital

Years ended December 31, 2004 and 2003

	General partner	Limited partner	Total
Balance at December 31, 2002	$ 289,277	—	289,277
Capital contributions	125,000	—	125,000
Net loss for the year	(205,523)	—	(205,523)
Balance at December 31, 2003	208,754	—	208,754
Capital contributions	100,000	—	100,000
Net loss for the year	(147,057)	—	(147,057)
Balance at December 31, 2004	$ 161,697	—	161,697

See accompanying notes to financial statements.

MELLON FUNDS DISTRIBUTOR, L. P.
(formerly Standish Fund Distributors, L.P.)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net loss	$	(147,057)	(205,523)
Adjustments to reconcile net loss to net cash used by operating activities:			
Decrease in prepaid expenses		6,401	65,727
Accounts payable and accrued expenses		1,353	750
Total adjustments		7,754	66,477
Net cash used by operating activities		(139,303)	(139,046)
Cash flows from financing activities:			
Capital contributions by general partner		100,000	125,000
Net cash provided by financing activities		100,000	125,000
Net decrease in cash and cash equivalents		(39,303)	(14,046)
Cash and cash equivalents, beginning of year		203,103	217,149
Cash and cash equivalents, end of year	$	163,800	203,103

See accompanying notes to financial statements.

MELLON FUNDS DISTRIBUTOR, L. P.
(formerly Standish Fund Distributors, L.P.)

Notes to Financial Statements

December 31, 2004 and 2003

(1) Organization and Nature of Business

Mellon Funds Distributor, L.P. (the Partnership) was organized under the laws of the State of Delaware on September 25, 1995. Its purpose is to act as the distributor for a series of no-load mutual funds sponsored by Standish Mellon Asset Management (SMAM) (formerly Standish, Ayer & Wood, Inc.). Its qualification as a registered broker/dealer became effective February 16, 1996. In June 2003, the Partnership changed its name from Standish Fund Distributors L.P. to Mellon Funds Distributor, L.P.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Income Taxes*

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

(c) *Cash Equivalents*

For purposes of the statements of cash flows, the Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d) *Expenses*

Expenses include those directly related to the Partnership's wholesale broker-dealer and distribution activities. No allocations are made by SMAM for overhead, administrative services, rent, or compensation paid to an employee of the Partnership whose primary duties do not relate to distribution activities.

(3) Related Party

The general partner, SMAM is affiliated with the mutual funds which are distributed by the Partnership. The limited partner is also a shareholder and officer of SMAM with a 0.1% interest in the profits and losses of the Partnership. In accordance with the Limited Partnership agreement, at no such time will net losses of the Partnership be allocated to a partner, causing that partner's capital account balance to be negative.

(4) Net Capital Requirement

Under Rule 15c3-1 of the Securities and Exchange Commission (the Commission), the Partnership is required to maintain net capital of the greater of 6-2/3% of aggregate indebtedness, or $25,000. Since inception, the Partnership has experienced operating losses which required capital infusions by the General Partner. The Partnership's ability to fund its operations is dependent upon the continuing commitment of the General Partner to provide financial support. Presently, management of the General Partner intends to continue to provide financial support to the Partnership. At December 31, 2004, the Partnership had net capital of $161,697, $136,697 in excess of required net capital, computed in accordance with the rules of the Commission. The Partnership's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2004 as it had only minimal indebtedness.

(5) Concentration of Credit Risk

The Company maintains cash deposits in one bank. The deposits at the bank are insured by the Federal Deposit Insurance Corporation, up to $100,000. As of December 31, 2004, the uninsured portion of such deposits aggregated approximately $63,800.

Schedule I

MELLON FUNDS DISTRIBUTOR, L. P.

(formerly Standish Fund Distributors, L.P.)

Supplementary Information

Computation of Net Capital and Basic Net Capital Requirements

December 31, 2004

Computation of Net Capital

Total partners' capital qualified for net capital	$	161,697
Net capital	$	161,697
Aggregate indebtedness	$	2,103

Computation of Basic Net Capital Requirements

Minimum net capital required (6-2/3% of aggregate indebtedness, not less than $25,000)	$	25,000
Excess net capital over requirement	$	136,697
Excess net capital at 1500%	$	161,557
Excess net capital at 1000%	$	161,487
Ratio of aggregate indebtedness to net capital		0.01 to 1

There are not material differences from the above computations and the Partnership's corresponding unaudited Part II-A of Form X-17A-5 filing of December 31, 2004

See accompanying independent auditors' report.

Schedule II

MELLON FUNDS DISTRIBUTOR, L. P.
(formerly Standish Fund Distributors, L.P.)

Supplementary Information

Exemptive Provision Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2004

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is not required as the Partnership operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners of
Mellon Funds Distributor, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Mellon Funds Distributor, L.P. (the Partnership) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in

a) Making quarterly securities examinations, counts verifications and comparisons;

b) Recordation of differences required by Rule 17a-13;

c) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

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subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and state and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2005